UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Taiwan Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

874036106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874036106
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 622,104 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 622,104 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 622,104 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all common stock (“Common Stock”) of The Taiwan Fund, Inc. (the “Issuer”) beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III as Trustee of the Trust.

(2)	Based on 6,675,885 shares of Common Stock outstanding, as reported by the Issuer on its website.

CUSIP No. 874036106
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 622,104 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 622,104 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 622,104 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	The Trust beneficially owns 622,104 shares of Common Stock of the Issuer. For purposes of Rule 13d-3 under the Exchange Act, all Common Stock beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III as Trustee of the Trust.

(2)	Based on 6,675,885 shares of Common Stock outstanding, as reported by the Issuer on its website.

Explanatory Statement

Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III (“WHG” and together with the Trust, the “Reporting Persons”), and Melinda French Gates (“MFG”) initially reported their beneficial ownership of the common stock, $0.01 par value per share (the “Common Stock”), of The Taiwan Fund, Inc. (the “Issuer”) on a Schedule 13G, filed on February 13, 2024, SEC File No. 005-38391. As of this amendment, MFG is no longer a reporting person hereunder.

Item 1.

	(a)	Name of Issuer: The Taiwan Fund, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: c/o State Street Bank and Trust Company One Congress Building One Congress Street, Suite 1 Boston, Massachusetts 02114-2016
Item 2.
	(a)	Name of Person Filing: Bill & Melinda Gates Foundation Trust and William H. Gates III (1)
	(b)	Address of Principal Business Office or, if none, Residence: The Trust – 2365 Carillon Point, Kirkland, Washington 98033 WHG – 500 Fifth Avenue North, Seattle, Washington 98109
	(c)	Citizenship: The Trust is a charitable trust organized under the laws of the State of Washington. WHG is a citizen of the United States of America.
	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
	(e)	CUSIP Number: 874036106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

(1)	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	BILL & MELINDA GATES FOUNDATION TRUST

	By:	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for the Trustee, William H. Gates III

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact

* By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III as Trustee, filed as Exhibit 99.5 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Grupo Televisa, S.A.B., on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: November 14, 2024	BILL & MELINDA GATES FOUNDATION TRUST

	By:	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for the Trustee, William H. Gates III

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact

* By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III as Trustee, filed as Exhibit 99.5 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Grupo Televisa, S.A.B., on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.